SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 6, 2016 - GOL Linhas Aéreas Inteligentes S.A. “GOL” or “Company” (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CC, Fitch: C and Moody’s: Caa3), the largest low-cost and best-fare airline in Latin America, announced this week the final phase of the comprehensive restructuring plan begun in mid-2015. This phase includes the restructuring of up to US$780mm of unsecured bonds issued in the international capital markets. GOL’s USD unsecured bondholders now have the opportunity to exchange their securities for new secured bonds at a premium to their current market value. The USD unsecured bonds are the last major group to be approached in GOL’s comprehensive financial restructuring.

On May 3, 2016, GOL began the final component of its restructuring plan. This component, which is the restructuring of US$780 million of its outstanding USD bonds, is an important transaction for the Company.

“GOL’s offer to exchange all of its outstanding unsecured USD bonds for new secured bonds, with collateral covering more than 100% of the new bonds, in addition to a cash component, and at a premium to current market value, is a great opportunity for GOL’s bondholders to voluntarily participate in its restructuring and receive a premium for their bonds,” remarked Edmar Lopes, GOL’s CFO.

In mid-2015, GOL began its comprehensive restructuring plan, addressing over R$17 billion of debt and other obligations, with a shareholder equity infusion of US$150 million: raising US$100 million from its controlling shareholders, who maintained their equity stake at 63%, and US$50 million from GOL’s strategic partner, Delta Airlines, which increased its equity  stake to 9.5%.  Delta Airlines contributed additionally to GOL’s plan by providing a guarantee of a US$300 million Term Loan to further aid in GOL’s restructuring plan.  During 2015, GOL’s suppliers contributed with better terms, producing R$300 million of annual cash savings to the Company.

GOL’s restructuring has continued to progress in 2016.  Aircraft partner Boeing agreed to give the Company delivery flexibility, resulting in up to R$550 million in cash flow to help fund the exchange offer.  GOL’s aircraft lessors are expected to contribute with R$220 million of savings, and Delta is providing additional help through the reduction of GOL’s pledge of shares in Smiles.  Banco do Brasil and Bradesco are providing substantial financial contributions.  In addition to extending the maturities of their R$1 billion of debentures, both Banco do Brasil and Bradesco continue to make available important financing mechanisms to the Company, including over R$300 million in new credit lines and letters of credit.  Furthermore, GOL reached an agreement with Smiles in which GOL will be able to make advance ticket sales, subject to the level of cash benefits generated by its restructuring, including the results of the Exchange Offer.

1	GOL Linhas Aéreas Inteligentes S.A.

“We strongly believe that this is a good and fair offer, and the best that Gol can provide, and we expect that bondholders will understand that it is in their best interest to exchange their Notes.  The threshold is set by the Company, and we can change it if circumstances call for it,” continued Mr. Lopes.

The USD bond exchange offer expires on May 17 for bondholders desiring to obtain an extra “early-bird” premium, and on June 1, for those not desiring the extra premium. Holders may contact the information agent to request the eligibility letter at (212) 269-5550 or toll free at (866) 796-6898. Holders can also visit www.dfking.com/gol for instructions on how to participate in the Exchange Offers.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 68 destinations, 13 international, in South America and the Caribbean, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.